VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

April 23, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller

Re:	Valero Energy Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Commission File No. 1-13175

Dear Mr. Hiller:

We received your letter dated April 10, 2013 and advise you that we will provide our response to the comment raised in that letter on or about May 9, 2013, concurrent with filing the Company’s Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”). We are currently preparing the Company’s earnings release and Form 10-Q, and we are also preparing for the spin-off of the Company’s retail business under a new company named CST Brands, Inc., which is expected to occur on May 1, 2013. Because of these matters, we are unable to respond within ten business days from the date of your letter.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497